Mail Stop 3561

August 15, 2006

Richard M. Lavers, General Counsel, Secretary, CFO and CAO
Coachmen Industries, Inc.
2831 Dexter Drive
Elkhard, Indiana 46514

  Re: Coachmen Industries, Inc.
    Form 10-K for the year ended December 31, 2005
    Filed February 27, 2006
    File No. 001-07160

Dear Mr. Lavers:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           David R. Humphrey
           Branch Chief-Accountant